UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   FORM 6-K/A

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                DECEMBER 14, 2004

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                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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This amendment Form 6-K/A filing is being made due to a missing cover page and signature page, the original filing was timely filed on November 1, 2004

TDC HAS ACQUIRED AND RECEIVED ACCEPTANCES FOR 97% OF SONG

TDC HAS AS OF THE CLOSE OF THE OFFER PERIOD, WHICH EXPIRED AT 15.00 CET TODAY, ACQUIRED AND RECEIVED ACCEPTANCES FOR 97%, ACCORDING TO PRELIMINARY CALCULATIONS, OF SONG NETWORKS HOLDING AB.

"It's an ideal position that we now have more than 90 % of the shares in Song Networks. It has been our aim from the very beginning as it gives us a possibility to fully integrate Song Networks", says President and CEO of TDC, Henning Dyremose.

Out of consideration for the remaining shareholders in Song Networks, TDC is investigating a possible extension of the offer period.

An announcement of the outcome of the Offer will be released early next week.

For further information please contact TDC Investor Relations at +45 3343 7680.



TDC A/S
Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
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                                                     (Registrant)

   DECEMBER 14, 2004                               /s/ OLE SOEBERG
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        (Date)                                       Ole Soeberg
                                       Senior Vice President, Investor Relations